UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ViewCast.com, Inc.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
926713 10 8
(CUSIP Number)
September 10, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	926713-10-8

1	NAMES OF REPORTING PERSONS David Ruggieri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		1,327,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,327,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,327,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.7%

12	TYPE OF REPORTING PERSON

	IN

Page 2 of 6 Pages

CUSIP No.	926713-10-8

Item 1(a).	Name of Issuer:

ViewCast.com, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3701 W. Plano Parkway, Suite 300, Plano, TX 75075

Item 2(a).	Name of Person Filing:

David Ruggieri

Item 2(b).	Address of Principal Business Office or, if None, Residence:

525 East Olympia Ave.
Punta Gorda, FL 33950

Item 2(c).	Citizenship or Place of Organization:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.0001 par value per share

Item 2(e).	CUSIP Number:

926713 10 8

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Section 240-13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d01(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Page 3 of 6 Pages

CUSIP No.	926713-10-8
Item 4.	Ownership.
(a)	Amount beneficially owned: 1,327,000 shares

(b)	Percent of class: 3.7%

(c)	Number of shares as to which the person has:
(i)	sole voting power to vote or direct the vote: 1,327,000 shares

(ii)	shared power to vote or to direct the vote: 0 shares

(iii)	sole power to dispose or to direct the disposition of: 1,327,000 shares

(iv)	shared power to dispose or to direct the disposition of: 0 shares
Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 6 Pages

CUSIP No.	926713-10-8
Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 23, 2009

/s/ David Ruggieri
Signature

David Ruggieri
Name/Title

Page 5 of 6 Pages